Exhibit 99.1

Brooge Energy Ltd Commences Preconstruction Work on Phase III Oil Storage Facility

NEW YORK, October 22, 2020 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider, is pleased to announce the beginning of preconstruction work for its Phase III oil storage terminals and refinery, which will be strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”).

The preconstruction work includes the commencement of the Soil Investigation and the Environmental Impact Assessment (“EIA”) report. These are major milestones that pave the way for construction to start on the Phase III oil storage facility in Fujairah, UAE, which is expected to be operational in late 2022. Upon completion, this would make Brooge Energy the largest oil storage provider in the Port of Fujairah, UAE, which is one of the largest global oil export hubs. Brooge Energy will construct and operate its planned Phase III facility through its newly formed and wholly-owned subsidiary, Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”).

Nicolaas L. Paardenkooper, CEO of Brooge Energy, said, “We are very pleased to have started preconstruction work on our Phase III facility, which is a key next step in our strategy to increase our storage capacity, accelerate revenue growth and further entrench our position as a leading oil storage provider in the Port of Fujairah. Starting the Soil Investigation and the EIA report are significant developments and bring us closer to commencing construction on the facility.”

The Company’s Phase III facilities will be built to the same award-winning specifications that were used for its Phase I and II facilities, including advanced technology that utilizes automated processes, thereby enabling the Company to minimize costs and generate higher returns than traditional oil storage facilities.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

With respect to the potential follow-on issuances referenced herein, there can be no assurance that any follow-on issuances will occur, or if they do occur, as to their terms and conditions.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s, BPGIC III’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com